United States securities and exchange commission logo





                              June 11, 2023

       Daniel Webb
       Chief Executive Officer/Chief Financial Officer
       Worldwide Webb Acquisition Corp.
       770 E Technology Way F13-16
       Orem, UT 84097

                                                        Re: Worldwide Webb
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2023
                                                            File No. 333-271894

       Dear Daniel Webb:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed May 12, 2023

       Proxy Statement/Prospectus Cover Page, page ii

   1. Please disclose that the Class V Shareholder will control at least 26%, and potentially
                                                        51%, of the voting
power of the Combined Company. Supplementally provide us with your analysis as to
whether the Combined Company will be a "controlled company" under the Nasdaq listing
rules.
       Proxy Statement/Prospectus Cover Page, page ii

   2.                                                   Here and elsewhere you
state the Class V Shareholder is NewGen Advisors
                                                        and Consultants DWC-LLC
("NewGen"). On page 226 you state the Class V ordinary
                                                        share may be issued
only to the Sole Shareholder (that is Venu Kumar), its successors and assigns, as well as any
permitted transferees of the Sole Shareholder. Please clarify for us
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FirstName
WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
Comapany
June       NameWorldwide Webb Acquisition Corp.
     11, 2023
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         and in the filing who the Class V shareholder is. Also, clarify for us and disclose as appropriate if there is any relationship between Venu Kumar and NewGen and describe the relationship.
Dear Worldwide Webb Acquisition Corp. Shareholders, page iii

3. Here and elsewhere you state after surviving the amalgamation AARK will become a subsidiary of ATI and the Sole Shareholder. Please explain to us how AARK can be a subsidiary of both. Also, explain to us in detail what ownership interests are exchanged in this amalgamation and the amount of the interests held by each party in AARK after the amalgamation is completed. In particular, explain to us who owns the shares of
         Amalgamation Sub that are automatically converted into AARK shares as stated in the second bullet on page 82 under "Business Combination Consideration." Additional Information, page 3

4. Please also state that the "other publicly available information" includes important business and financial information about the company that is not included in or delivered with the document but is incorporated into the document. Refer to Item 2 of Form S-4.
Questions and Answers for Shareholders of WWAC, page 6

5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
What will the corporate structure of ATI be following the Business Combination?, page 8

6. Please revise the second diagram to disclose the percentage ownership/voting power of the identified groups of ATI shareholders assuming no and maximum redemptions. In addition, we note that "the Aeries Holders will retain a direct equity ownership in Aeries in the form of Aeries Shares" and the Sole Shareholder will hold AARK ordinary shares;
         please revise the diagram to clarify the holdings of the Aeries Holders and the Sole
         Shareholder in each of the identified entities. Also include the Class V Shareholder in the diagram.
What equity stake will current WWAC shareholders and current shareholders of Aeries hold in
WWAC immediately after the..., page 13

7.       We note your inclusion of a sensitivity analysis showing minimum and maximum
         redemption rates. Please revise your disclosure to also show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at an interim redemption level. Also revise footnote 4 to disclose that the Class V
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FirstName
WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
Comapany
June       NameWorldwide Webb Acquisition Corp.
     11, 2023
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         Shareholder will have 26% of the voting power of the combined company at closing.
Summary of the Proxy Statement/Prospectus, page 27

8. We note you provide discussion of your historical non-GAAP EBITDA results and
         EBITDA margins here, and on pages 177 and 189. When discussing these non-GAAP measures, please provide similar discussion of the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
Summary of Material Financial Analyses, page 37

9. We note your disclosure of engaging CVA as a "Financial Advisor." We also note on page
         89 that you engaged Roth Capital Partners, LLC and D.A. Davidson & Co. as capital markets advisors. Please revise to expand your disclosure regarding the role and remuneration of each outside financial advisor. Refer to Item 4(b) of Form S-4.
Interests of WWAC Directors and Executive Officers in the Business Combination, page 42

10. Please disclose clearly that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other WWAC shareholders experience a negative rate of return in the post-business combination company. Here, in Risk Factors and elsewhere as appropriate, highlight the risk that WWAC's directors and executive officers, as well as the sponsor and its affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Revise the seventh bullet to quantify the amount of proceeds currently in the trust account. Revise the opening paragraph to disclose the amount, in the aggregate, that the sponsor and its affiliates have at risk that depends on completion of a business combination. Disclose the percentage of sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
11. It appears that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
12. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Risk Factors, page 54

13. Please highlight the material risks to public warrant holders, including those arising from differences between the private placement and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to
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FirstName
WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
Comapany
June       NameWorldwide Webb Acquisition Corp.
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         redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
14. Disclose the material risks to unaffiliated investors presented by taking Aeries public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Background to the Business Combination, page 87

15. Please elaborate upon the content of the technical due diligence report on Aeries.
Aeries Projected Financial Information, page 94

16. Please explain why Aeries chose to present projections based upon only a two-year period.
17. Please revise to discuss whether and how performance for the fiscal year ended March 31,
         2023, has differed compared to estimated results and explain the reason(s) for any differences in performance.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Business Combination, page 144

18. We note you determined WWAC to be the accounting acquirer based on its ability to control the board of directors of AARK. Please provide us a detailed analysis in making this determination. In doing so, tell us your consideration of the following factors:
             The ability of WWAC to effectively control the board of directors, considering the
              Class V share will have 51% of all votes in the event of an extraordinary event, which paragraph 22.2 of the Amended and Restated Articles of Association of Aeries
              Technology, Inc (Annex E) includes a scenario where management "seeks a seat on the Board of Directors of the Company when such candidacy is not endorsed by existing members of the Board of Directors," noting the chairman of the board is the
              Class V shareholder.
             If significant decisions of the entity are made at the board of directors level.
             The period of time which WWAC will be able to control the board of directors considering the change in voting interests subsequent to the exchange agreement.
             Consideration of substantive participating rights of the AARK shareholder.
             The risk factor on page 13 states management of Aeries will become the management of ATI. In the same risk factors, it appears representatives of AARK and Aeries and their appointees will have the majority of the members of the ATI board.
             The post exchange table on page 15 indicates the Sole Shareholder of AARK (who is
              Venu Kamar, Chairman of and majority shareholder in Aeries) and Exchanging
              Aeries Holders combined will own the majority of outstanding ATI ordinary shares.
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FirstName
WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
Comapany
June       NameWorldwide Webb Acquisition Corp.
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                Disclosures on pages 48, 74 and 111 of the concentration of voting control with the
              Class V Shareholder.
Note 2 - Unaudited Pro Forma Condensed Combined Balance Sheet adjustments, page 147

19. Please explain to us and disclose as appropriate your accounting for the Bonus Shares and
         Extension Shares referred to in note (j) and how you determined the value of them.
Note 4 - Net income (loss) per share, page 150

20. Please tell us your consideration of providing "Pro Forma weighted-average common shares outstanding-basic and diluted" utilizing shares outstanding subsequent to the
         Exchange Agreement, as it appears the number of shares outstanding may significantly increase post exchange.
Conflicts of Interest, page 161

21. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Information About Aeries, page 177

22. We note your disclosure on page 61 that five clients accounted for 65% of Aeries's revenue for the nine months ended December 31, 2022. Please include similar disclosure in this section.
23. Please disclose the total number of employees and total number of full-time employees that work at the company.
Solutions We Offer, page 180

24. Please provide additional details regarding how AI allows you to "improve operations and generate higher revenue".
Our Commitment to ESG
Environmental, page 184

25. We note your disclosure that Aeries conducts its business in "a sustainable manner."
         Please provide additional details on the nature of your policies that make the your business sustainable.
Intellectual Property, page 185

26. We note your disclosure that the company is developing "new ideas" and "developing intellectual property," as well as that you have tools protected by "copyright registrations in various jurisdictions," but the disclosure in this section does not appear to reflect such intellectual property. Please revise to clarify these apparent discrepancies.
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FirstName
WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
Comapany
June       NameWorldwide Webb Acquisition Corp.
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Aeries' Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 188

27. You state that the company faces exposure to inflationary pressures, such as on page 62 with respect to wage inflation and on page 191 with respect to general inflationary pressures. Please expand your disclosure here to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
Aeries' Management's Discussion and Analysis, page 193

28. When discussing changes period over period, please quantify material factors cited so that investors may understand the magnitude and relative impact of each factor. For example, in discussing your revenue, provide quantification of increases attributed to your new versus existing clients. Other areas of focus are the factors cited in your analysis of gross profit and related margin and net cash provided by operating activities for the annual period. Refer to Item 303(b) of Regulation S-K and section 501.04 of our Codification of
         Financial Reporting Policies.
29. Please discuss the reason(s) for the variance in the effective income tax rates for the periods presented.
Beneficial Ownership of Securities, page 219

30. We note that Daniel S. Webb, Terry Pearce and Tony Pearce are the beneficial owners of the Sponsor; please revise to include the 4,500,000 ordinary shares owned by the Sponsor as holdings of Terry Pearce and Tony Pearce (as you do for Mr. Webb), or tell us why it is appropriate to attribute them only to Mr. Webb. If known, revise footnote 6 to disclose the natural persons with voting and/or investment power over Sea Otter Advisors LLC.
31. You disclose that the table reflects holdings of ordinary shares, however it does not appear to include the Class V ordinary share. Please revise accordingly. Also revise to clarify whether the holdings prior to the Business Combination are of Class A or Class B ordinary shares. Further revise to indicate which holdings represent ordinary shares into which outstanding convertible securities may convert with 60 days. Enforceability of Civil Liabilities, page 244

32. We note that a number of the executives of the company are located in India. Please address the challenges of bringing actions and enforcing judgments/liabilities against individuals (i.e., it will be much more difficult to take these actions) located in
         India. Furthermore, please ensure that the officers and directors of WWAC are also included in the enforceability of civil liabilities disclosure in this section and the rest of the registration statement.

AARK Singapore PTE. LTD. and Its Subsidiaries
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WorldwideLastNameDaniel   Webb
           Webb Acquisition Corp.
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Interim Period Financial Statements
Notes to Condensed Carve-out Consolidated Financial Statements
Note 7. Income Taxes, page F-68

33. The effective tax rates stated here do not appear to be consistent with what is reported on the statements of operations. Please revise as appropriate.
Note 10. Leases, page F-72

34.      Please provide the disclosure required by ASC 842-20-50-4g.1
General

35. We note your disclosure on page 168 that the underwriters from WWAC's initial public offering have resigned and withdrawn from their role in the Business Combination and have waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please identify these underwriters. Disclose how this waiver was obtained, why the waiver was agreed to, and
clarify WWAC   s
         current relationship with the underwriters.
36. Please describe what relationship existed between the underwriters and WWAC after the close of the initial public offering, including any financial or merger-related advisory services conducted by the underwriters, and whether the underwriters had a role in the identification or evaluation of business combination targets. Disclose whether the underwriters were involved in the preparation of any disclosure that is included in the proxy statement/prospectus, including any analysis underlying disclosure in the document.
         Further, state if true that the underwriters claim no role in the Business Combination and affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
37. Please tell us whether you are aware of any disagreements with the underwriters that resigned regarding the disclosure in your filing. Include risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with WWAC's initial public offering, such services have been rendered, and the underwriters are waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and its impact on the evaluation of the business combination. Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters waived deferred fees, please indicate so in your filing.
38. We note that the F-pages contain a few references to a "Forward Purchase Agreement."
         However, we do not see equivalent disclosure in the rest of the registration statement.
         Please clarify this discrepancy.
39. We note disclosure of industry data and market data derived from various sources. To the
 Daniel Webb
Worldwide Webb Acquisition Corp.
June 11, 2023
Page 8
         extent you commissioned any of the third-party data you cited, provide the consent of the third party in accordance with Rule 436.
40. Please provide additional disclosure regarding the anticipated PIPE investment(s).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at at 202-551-7470 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameDaniel Webb                                 Sincerely,
Comapany NameWorldwide Webb Acquisition Corp.
                                                              Division of
Corporation Finance
June 11, 2023 Page 8                                          Office of Trade &
Services
FirstName LastName